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                             October 14, 2020

       Mary Anne McGarry
       Chief Executive Officer
       Guild Holdings Company
       5887 Copley Drive
       San Diego, CA 92111

                                                        Re: Guild Holdings
Company
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 9,
2020
                                                            File No. 333-249225

       Dear Ms. McGarry:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Recent Developments, page 15

   1. Please update the disclosure regarding the percentage of loans in your service portfolio that have elected the
forbearance option as of the most recent practicable date.
       Non-GAAP Financial Measures, page 77

   2.                                                   We note your response
to prior comment 2. Please address the following:

                                                              disclose that you
have presented Non-GAAP indicators for the twelve months ended
                                                            June 30, 2020 and
June 30, 2019 because it provides the most current twelve-month-
                                                            period data that is
available for comparison against historical annual metrics
                                                            disclosed. Refer to
Item 10(e)(1)(i) of Regulation S-K; and
 Mary Anne McGarry
Guild Holdings Company
October 14, 2020
Page 2
             disclose throughout the registration statement, as applicable, that LTM Q2 2020 represents the last twelve months ending June 30, 2020.

       You may contact Michelle Miller at (202) 551-3368 or Sharon Blume, Accounting
Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan
Block at (202) 551-3210 with any other questions.



                                                           Sincerely,
FirstName LastNameMary Anne McGarry
                                                           Division of
Corporation Finance
Comapany NameGuild Holdings Company
                                                           Office of Finance
October 14, 2020 Page 2
cc:       Mark A. Stagliano, Esq.
FirstName LastName